

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2025

Steven Keller
Chief Financial Officer
Rush Enterprises, Inc.
555 IH 35 South
New Braunfels, TX 78130

> **Re: Rush Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 000-20797**

Dear Steven Keller:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Trade & Services